                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 11-K
                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
         For the fiscal year ended       December 31, 1993

                                       OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934
         For the transition period from ____________ to ______________ Commission file number 0-19162

         A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                           BW/IP International, Inc.
                           Capital Accumulation Plan

         B. Name of issuer of securities held pursuant to the Plan and the address of its principal executive office:

                                  BW/IP, Inc.
                            200 Oceangate Boulevard
                                   Suite 900
                          Long Beach, California 90802

FINANCIAL STATEMENTS

                                                                                                 Page
                                                                                                 ----
       (1)       Reports of Independent Accountants

       (2)       Consents of Independent Accountants

       (3)       Financial Statements of the BW/IP International, Inc.
                   Capital Accumulation Plan

                      Statements of Net Assets Available for Plan
                        Benefits As Of December 31, 1993 and 1992

                      Statements of Changes in Net Assets Available
                        For Plan Benefits for the Years Ended
                        December 31, 1993 and 1992

                      Notes to Financial Statements

                   Supplemental Schedules:

                      Item 27a - Assets held for Investment Purposes As Of
                        December 31, 1993

                      Item 27d - Schedule of Reportable Transactions
                        For the Year Ended December 31, 1993





                                Page 2 of _____

CHANGE IN NAME AND RECAPITALIZATION

       BW/IP, Inc. (the "Company") filed a Report on Form 8-K dated May 12, 1994 to report that the stockholders of the Company had agreed on May 10, 1994 to (a) change the Company's name from "BWIP Holding, Inc." to "BW/IP, Inc." and
(b) convert the Company's two-class common stock structure into a one-class common stock structure. These changes became effective on May 11, 1994.

SIGNATURES

       The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee administering the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                       BW/IP International, Inc.
                                                       Capital Accumulation Plan


Date:  June 28, 1994
                                                             D. G. Taylor
                                                        --------------------
                                                             Chairman






                                Page 3 of _____

                        REPORT OF INDEPENDENT ACCOUNTS

                                   _________


BW/IP International, Inc.
Capital Accumulation Plan


We have audited the accompanying statement of net assets available for plan benefits of BW/IP International, Inc. Capital Accumulation Plan (the "Plan") as of December 31, 1992 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also incudes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1992, and the changes in net assets available for plan benefits for the year then ended, in conformity with generally accepted accounting principles.

As more fully described in Note 7, the financial statements include a Group Annuity Contract valued at $7,812,817 at December 31, 1992, whose value has been estimated by the Plan using the State of California Insurance commissioner's Revised Rehabilitation Plan and estimated insurance recovery from State Insurance Guarantee Funds in the absence of readily ascertainable market values. We have reviewed the procedures used by the Plan in arriving at its estimate of value of the Group Annuity Contract and have inspected underlying documentation, and, in the circumstances, we believe the procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, the estimated value may differ significantly from the value that would have been used had a ready market value for the investment existed, and the differences could be material.





Coopers & Lybrand
Los Angeles, California
June 12, 1993

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and
Administration Committee of the
BW/IP International, Inc.
Capital Accumulation Plan


In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the BW/IP International, Inc. Capital Accumulation Plan (the
Plan) at December 31, 1993 and the changes in the net assets available for plan benefits for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

As discussed in Note 7 to the financial statements, on April 11, 1991, California insurance regulators took court-supervised conservatorship of Executive Life Insurance Company (ELIC). At December 31, 1993, the accompanying financial statements reflect a Group Annuity Contract valued at $6,167,175, based upon Plan management's estimate of amounts to be recovered under ELIC's rehabilitation plan. In March, 1994, a payment of $3,356,187 was received from ELIC. Realization of the remaining amount due the Plan is subject to the recovery of funds from holdbacks, trusts and state guarantee funds, and may differ materially from the value as presented in the accompanying financial statements.

To the Participants and
Administration Committee of the
BW/IP International, Inc.
Capital Accumulation Plan
(Continued)



Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





PRICE WATERHOUSE

Costa Mesa, California
June 27, 1994

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



We consent to the incorporation by reference in the following registration statement of BW/IP, Inc. (formerly known as BWIP Holding, Inc.) on Form S-8 (File No. 33-44806) of our report dated June 12, 1993, on our audit of the statement of net assets available for plan benefits of the BW/IP International, Inc. Capital Accumulation Plan as of December 31, 1992, and the related statement of changes in net assets available for plan benefits for the year then ended, which report is included in this Annual Report on Form 11-K.




COOPERS & LYBRAND



Los Angeles, California
June 29, 1994

                       CONSENT OF INDEPENDENT ACCOUNTANTS




We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-44806) of BW/IP, Inc. (formerly BWIP Holding, Inc.) of our report dated June 27, 1994 appearing in the Annual Report of the BW/IP International, Inc. Capital Accumulation Plan on Form 11-K for the year ended December 31, 1993.





PRICE WATERHOUSE

Costa Mesa, California
June 27, 1994

BW/IP INTERNATIONAL, INC.
CAPITAL ACCUMULATION PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
===================================================

                                                                     DECEMBER 31, 1993
                                          ------------------------------------------------------------------------
                                            COMPANY                                    AGGRESSIVE
                                             STOCK          INCOME       BALANCED        STOCK
                                             FUND            FUND          FUND           FUND            TOTAL
                                          ------------   -----------    ----------    ------------     -----------
Cash and cash equivalents                  $   20,017    $14,970,517    $   67,698     $    11,664     $15,069,896
Investments, at fair value                  3,786,667      7,164,824     6,547,628      25,404,937      42,904,056
Group Annuity Contracts with
  insurance companies, at
  contract value (Note 7)                                 17,696,609                                    17,696,609
Receivables:
  Participant contributions                    92,340        161,765        55,895         155,002         465,002
  Participant notes receivable                             1,790,258                                     1,790,258
  Employer contributions                       70,635                                                       70,635
  Accrued income                               11,875          7,654            56              59          19,644
  Receivable for investments sold              72,594                                                       72,594
                                          -----------    -----------    ----------     -----------     -----------
   Total assets                             4,054,128     41,791,627     6,671,277      25,571,662      78,088,694
Amounts payable to participants                21,337         92,961        11,800          61,567         187,665
                                          -----------    -----------    ----------     -----------     -----------
Net assets available for plan
  benefits                                 $4,032,791    $41,698,666    $6,659,477     $25,510,095     $77,901,029
                                           ==========    ===========    ==========     ===========     ===========


                                                                    DECEMBER 31, 1992
                                          ------------------------------------------------------------------------
                                             COMPANY                                    AGGRESSIVE
                                              STOCK         INCOME        BALANCED        STOCK
                                              FUND           FUND           FUND           FUND           TOTAL
                                          -----------    -----------    ----------     -----------    ------------
                                           <C >
Cash and cash equivalents                  $    6,396    $   358,442    $   20,000     $    20,000     $   404,838
Investments, at fair value                  1,897,068      6,988,183     5,623,875      21,038,289      35,547,415
Group Annuity
  Contracts with insurance companies,
  at contract value (Note 7)                              29,223,805                                    29,223,805
Receivables:
  Participant contributions                    84,479         96,143        38,589         122,755         341,966
  Participant Notes receivable                             1,394,078                                     1,394,078
  Employer contributions                      651,829                                                      651,829
  Accrued income                                3,025          4,839                                         7,864
  Receivable for investments sold
                                          -----------    -----------   -----------     -----------     -----------
   Total assets                             2,642,797     38,065,490     5,682,464      21,181,044      67,571,795

Amounts payable to participants                24,915        561,564         9,904         269,111         865,494
                                           ----------    -----------   -----------     -----------     -----------
Net assets available for plan
  benefits                                 $2,617,882    $37,503,926    $5,672,560     $20,911,933     $66,706,301
                                          ===========    ===========    ==========     ===========     ===========

BW/IP INTERNATIONAL, INC.
CAPITAL ACCUMULATION PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
- -------------------------------------------------------------------------------

                                                             FOR THE YEAR ENDED
                                                              DECEMBER 31, 1993
                                      -------------------------------------------------------------------------
                                        COMPANY                                     AGGRESSIVE
                                         STOCK         INCOME         BALANCED         STOCK
                                         FUND           FUND            FUND           FUND           TOTAL
                                      ----------     -----------     ----------     -----------     -----------
Additions (deductions) in
  net assets available for
  plan benefits:
    Interest and dividends            $   40,288     $ 2,233,122     $  372,900     $   251,816     $ 2,898,126
    Net appreciation
      (depreciation) in fair
      value of investments              (339,432)       (138,417)       471,469       4,901,986       4,895,606
    Contributions by
      participants                     1,082,400       1,368,993        708,037       1,810,016       4,969,446
    Contributions by
      employer                           827,335                                                        827,335
    Payments on
      participants'
      notes receivable
    Benefit payments to
      participants                      (201,638)     (1,440,223)      (164,477)       (589,447)     (2,395,785)
    Interfund transfers                    5,956       2,171,265       (401,012)     (1,776,209)
                                      ----------     -----------     ----------     -----------     -----------
      Net increase (decrease)
        in net assets available
        for plan benefits              1,414,909       4,194,740        986,917       4,598,162      11,194,728
Net assets available for plan
  benefits, beginning of year          2,617,882      37,503,926      5,672,560      20,911,933      66,706,301
                                      ----------     -----------     ----------     -----------     -----------
Net assets available for plan
  benefits, end of year               $4,032,791     $41,698,666     $6,659,477     $25,510,095     $77,901,029
                                      ==========     ===========     ==========     ===========     ===========

                                                             FOR THE YEAR ENDED
                                                              DECEMBER 31, 1992
                                      -------------------------------------------------------------------------
                                        COMPANY                                     AGGRESSIVE
                                         STOCK         INCOME         BALANCED         STOCK
                                         FUND           FUND            FUND           FUND           TOTAL
                                      ----------     -----------     ----------     -----------     -----------
Additions (deductions) in
  net assets available for
  plan benefits:
    Interest and dividends            $    8,707     $ 2,099,521     $  430,359     $ 2,920,663     $ 5,459,250
    Net appreciation
      (depreciation) in fair
      value of investments               269,439        (326,592)       (29,364)     (1,584,998)     (1,671,515)
    Contributions by
      participants                       976,852       1,782,187        521,196       1,719,592       4,999,827
    Contributions by
      employer                         1,358,796                                                      1,358,796
    Payments on
      participants'
      notes receivable                                   317,149                                        317,149
    Benefit payments to
      participants                       (91,117)     (3,346,567)      (203,777)     (1,061,466)     (4,702,927)
    Interfund transfers                   95,205      (4,365,981)       (98,313)      4,369,089
                                      ----------     -----------     ----------     -----------     -----------
      Net increase (decrease)
        in net assets available
        for plan benefits              2,617,882      (3,840,283)       620,101       6,362,880       5,760,580
Net assets available for plan
  benefits, beginning of year                         41,344,209      5,052,459      14,549,053      60,945,721
                                      ----------     -----------     ----------     -----------     -----------
Net assets available for plan
  benefits, end of year               $2,617,882     $37,503,926     $5,672,560     $20,911,933     $66,706,301
                                      ==========     ===========     ==========     ===========     ===========

              The accompanying notes to financial statements are
                     an integral part of these statements.

BW/IP INTERNATIONAL, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS

1.                    DESCRIPTION OF THE PLAN

                      GENERAL
                      The BW/IP International, Inc. Capital Accumulation Plan (the "Plan") is a defined contribution plan covering all U.S. employees of BW/IP International, Inc. (the "Company"). An employee is eligible to participate in the Plan on the first day of the calendar quarter following the completion of three calendar months of employment commencing on his date of hire by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
                      Although it has not expressed any intention to do so, the Company has the right, under the terms of the Plan, to terminate the Plan subject to ERISA provisions.
                      The Plan is administered by a Committee of at least three persons appointed by the Board of Directors of the Company.

                      CONTRIBUTIONS
                      Employee contributions to the Plan are based upon a percentage of gross pay as designated by each participant. Participants may contribute up to 16% of their annual wages before bonuses. Contributions are invested based on each participant's election in one or more of the following funds: Company Stock Fund, Income Fund, Balanced Fund, and Aggressive Stock Fund.

                      The Company makes matching contributions of 25% of the first 6% of a participant's pre-tax or after-tax contribution and after the end of the fiscal year the Company may make an additional matching contribution of up to 75% of the first 2% of a participant's pre-tax or after-tax contribution, based upon the Company's performance during the year. The Company intends to make all matching contributions in shares of common stock of BW/IP, Inc. (formerly known as BWIP Holding, Inc.), the parent of BW/IP International, Inc.

                      PARTICIPANTS' ACCOUNTS
                      Each participant's account is credited with the participant's contributions, Company matching contributions, Plan earnings and forfeitures of terminated participants' nonvested accounts. Allocations are based on participants' account balances.

                      VESTING
                      All participant and Company contributions are fully vested at all times.

                      BENEFIT PAYMENTS AND PARTICIPANT LOANS RECEIVABLE Participants or beneficiaries may elect to withdraw benefits upon termination of employment, retirement, permanent disability, or death. Other withdrawals and loans from the Plan can be made under certain circumstances. Participants may generally borrow up to 50% of their vested balance and the loans are collateralized by the participant's vested interest in the Plan.


2.                    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                      BASIS OF ACCOUNTING
                      The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

                      VALUATION OF INVESTMENTS
                      Investments in collective investment funds and common stock are stated at market value. Deposit contracts with insurance companies are stated at contract value adjusted to net realizable value (Note 7).

BW/IP INTERNATIONAL, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS

                      INVESTMENT INCOME
                      Dividend and interest income are recorded as earned. The net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on investments.


3.                    NET ASSETS BY INVESTMENT OPTION

                      PLAN PARTICIPANTS MAY CHOOSE AMONG FOUR INVESTMENT
                      OPTIONS:

                      o Income Fund - The primary objective is to provide a fixed rate of return while preserving principal. The fund invests in Group Annuity Contracts (GACs) issued by insurance companies, U.S. Treasury securities, and high quality money market instruments.

                      o Balanced Fund (Vanquard's Wellesley Income Fund) - This fund emphasizes the idea of combining income and growth in a single fund in order to reduce risk and volatility through diversification. It invests in stocks and bonds, changing the portion invested in each as market conditions change. Stock dividends and bond interest provide income, while the securities offer the potential for capital appreciation when stock markets rise or interest rates fall.

                      o Aggressive Stock Fund (Fidelity Magellan Fund) - The primary objective of this fund is to seek maximum capital appreciation by identifying and purchasing attractive, undervalued securities. The fund invests in companies with substantial promise of future earnings growth. Over time, it should generate the highest returns.

                      o Company Stock Fund - This fund is made up exclusively of shares of BW/IP, Inc. (formerly known as BWIP Holding, Inc.) common stock. It gives Company employees an opportunity to become a part-owner of the Company and share in its performance.

                      The Plan is exposed to credit loss for the amount of the investments in the event of nonperformance by the other parties to the investment transactions. Nonperformance by the counterparties is not anticipated, except as described in Note 7.


4.                    GROUP ANNUITY CONTRACTS WITH INSURANCE COMPANIES AND
                      INVESTMENTS

                      The Plan's deposits with insurance companies and investments are held in trust funds administered by The Northern Trust Company of Chicago, Illinois, the Plan's Trustee ("Trustee").

5.                    TAX STATUS

                      A determination letter has been received from the United States Treasury Department which qualifies the Plan for tax-exempt status under Section 401(a) of the Internal Revenue Code and for exemption from federal income taxes under the provisions of Section 501(a).

                      Subsequent Plan amendments are not included in the determination letter. The Plan sponsor believes that the Plan, as presently amended, will continue to qualify under applicable provisions of the Internal Revenue Code and will thereby be exempt from federal income taxes.

BW/IP INTERNATIONAL, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS

6.                    ADMINISTRATIVE EXPENSES

                      Expenses incurred by the Plan for accounting and administration are borne by the Company. Such expenses amounted to $262,566 and $258,447 for the plan years ended December 31, 1993 and 1992, respectively.

7.                    EXECUTIVE LIFE GROUP ANNUITY CONTRACT

                      At December 31, 1990, the Plan held a Group Annuity Contract ("GAC") in the amount of $8,009,755, issued by Executive Life Insurance Company ("Executive Life"). The terms of the GAC included interest at an annual rate of 10.01% with scheduled maturity on June 30, 1992.

                      On April 11, 1991, as a result of the State of California Insurance Commissioner's application for Order of Conservation, the Superior Court of California placed Executive Life of California into conservatorship. In connection therewith, the payment of certain obligations, including the Plan's GAC investment, was frozen. As a result of the above action, the Plan's Administration Committee formally segregated all assets of the Plan's Guaranteed Income Fund, which had been invested in the Executive Life GAC, into a new fund, named the "Executive Life Fund." As of that date, assets of the Executive Life Fund were allocated to participants' accounts based on their respective percentage interests in the Guaranteed Income Fund of the Plan, and were then frozen to all activity, including transfer and withdrawal of funds, and interest thereon was no longer accrued. The value of the GAC frozen at April 11, 1991 was $8,224,018 of which interest of $214,263 was not included in the December 31, 1991 financial statements resulting in an adjusted carrying value of $8,009,755. The carrying value of the GAC was further reduced in the December 31, 1992 financial statements by $196,938 resulting in an adjusted value of $7,812,817.

                      On May 5, 1992, court approval was given to the buyout of Executive Life by a French investment group. On March 22, 1993, the State of California Court of Appeals overturned the State of California Insurance Commissioner's Rehabilitation Plan citing certain deficiencies that had to be corrected. On June 6, 1993, a Revised Rehabilitation Plan was presented to the Court of Appeals and subsequently approved effective September 3, 1993.

                      In December 1993, Executive Life retroactively adjusted the original GAC from $8,224,018 to $8,317,228. This adjusted value is used for calculating all settlement amounts.

                      The Revised Rehabilitation Plan provided for an election between two scenarios: "Opting In" with recovery estimated at approximately 87% plus any state guarantee funds but no payment until September 3, 1998, or "Opting Out" with recovery estimated at approximately 84% without any state guarantee funds but a first quarter 1994 payment of approximately 57% plus nominal interest, with the balance to be paid periodically over approximately five years.

                      The Plan's Administrative Committee elected the "Opting Out" scenario, causing a payment totaling $4,741,055 to be made by Executive Life in two installments. The first installment of $1,384,868 was received in December 1993 and the second installment of $3,356,187 was received in March 1994. These funds, along with $55,710 interest, were transferred to the Income Fund with special provisions for participants to further elect to transfer their respective allocated amounts to other funds or make withdrawals in accordance with Plan provisions.

                      Based on the "Opting Out" scenario and an analysis of the most likely recovery from the state guarantee funds, management determined that the carrying value of the GAC at December 31, 1993 should be reduced by an additional $260,774. Thus, the resulting carrying value at December 31, 1993 is estimated at $6,167,175 which reflects the payment of $1,384,868 in December, 1993 and the adjustment for net realizable value. The ultimate net realizable value is subject to recovery of funds from holdbacks, trusts and other adjustments, along with state guarantee funds.

                             SUPPLEMENTAL SCHEDULES

BW/IP INTERNATIONAL, INC.
CAPITAL ACCUMULATION PLAN

SCHEDULE I -- ITEM 27A SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES



                                               DESCRIPTION OF INVESTMENT, INCLUDING                                 CURRENT VALUE AT
IDENTITY OF ISSUE, BORROWER,                     MATURITY DATE, RATE OF INTEREST,                                     DECEMBER 31,
  LESSOR, OR SIMILAR PARTY                      COLLATERAL, PAR OR MATURITY VALUE                    COST              1993 VALUE
- ----------------------------                   ------------------------------------              -----------           ----------

Investment Companies
- --------------------

    Fidelity Magellan Fund, Inc.               358,574 shares                                    $22,431,296          $25,404,937

    Vanguard Wellesley Income Fund             340,313 shares                                      6,222,950            6,547,628

    Vanguard Fixed Income Fund                 692,923 shares                                      7,282,359            7,164,824
                                                                                                 -----------          -----------
            Total investment companies                                                            35,936,605           39,117,389

U.S. Corporation Common Stock
- -----------------------------

    BW/IP, Inc. (formerly known
        as BWIP Holding, Inc.)                 149,967 shares, common stock, Class A               3,828,709            3,786,667

Contracts with Insurance Companies
- ----------------------------------

    Executive Life Insurance Company(1)        Group Annuity Contract, Compound Bullet,
                                                   10.01% annual rate, maturity 6/30/92            7,612,678            6,167,175

    Canada Life Assurance Company              Group Annuity Contract, Compound Bullet,
                                                   6.35% annual rate, maturity 9/30/94             5,732,955            5,732,955

    Metropolitan Life Insurance Company        Group Annuity Contract, Compound Bullet,
                                                   6.87% annual rate, maturity 9/30/95             5,796,479            5,796,479
                                                                                                 -----------          -----------
            Total contracts with insurance
                companies                                                                         19,142,112           17,696,609

Participant loans
- -----------------
    Participant loans receivable               Loans to Plan participants, varying interest
                                                   rates and maturities, collateralized by
                                                   vested interest in individual Plan accounts     1,790,258            1,790,258

Cash and Short-Term Investments
- -------------------------------

    Northern Trust Company Collective
        Short-Term Investment Fund             15,069,896 units, par value                        15,069,896           15,069,896
                                                                                                 -----------          -----------
            Total assets held for investment                                                     $75,767,580          $77,460,819
                                                                                                 ===========          ===========

- -----------------
(1)  Refer to Note 7 of accompanying financial statements.

BW/IP INTERNATIONAL, INC.
CAPITAL ACCUMULATION PLAN

SCHEDULE II - ITEM 27D SCHEDULE OF REPORTABLE TRANSACTIONS
- ----------------------------------------------------------------


                                 DESCRIPTION OF                                                       CURRENT VALUE
                                 ASSET (INCLUDE)                                                      OF ASSETS ON         NET
        IDENTITY OF         INTEREST RATE AND MATURITY      PURCHASE       SELLING        COST OF      TRANSACTION     REALIZED GAIN
      PARTY INVOLVED            IN CASE OF A LOAN            PRICE          PRICE          ASSET          DATE            (LOSS)
      --------------        --------------------------      --------       -------        -------     -------------    -------------
The Northern Trust Company   Northern Trust Company         $26,357,796                  $26,357,796    $26,357,796
                             Collective Short-Term
                             Investment Funds

The Northern Trust Company   Northern Trust Company                       $11,740,436     11,740,436     11,740,436
                             Collective Short-Term
                             Investment Funds

Fidelity Management and      Fidelity Magellan Fund, Inc.     4,195,049                    4,195,049      4,195,049
  Research Company

Fidelity Management and      Fidelity Magellan Fund, Inc.                   4,730,387      2,213,366      4,730,387      $2,517,021
  Research Company

New York Life Insurance      Group Annuity Contract,                       11,618,834     11,618,834     11,618,834
  Company                    Compound Bullet
                             9.40% annual rate,
                             maturity 12/31/93

The Vanguard Group           Vanguard Wellesley Income Fund   1,289,571                    1,289,571      1,289,571

The Vanguard Group           Vanguard Wellesley Income Fund                   705,089        648,279        705,089          56,810

BW/IP, Inc. (formerly known  Common Stock, Class A            2,540,362                    2,540,362      2,540,362
 as BWIP Holding, Inc.)

BW/IP, Inc. (formerly known  Common Stock, Class A                            245,264        261,059        245,264         (15,795)
 as BWIP Holding, Inc.)

Note - Under ERISA, a reportable transaction is a transaction or series of transactions during the period that involves more than 5% of the fair value of plan assets at the beginning of the period.